SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Kesselring Holding Corporation
(Name of Issuer)

Common Stock, $.0001 par value per share

492536 10 7
(Cusip Number)

May 18, 2007
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 492536 10 7

1	Name of Reporting Person Lois King
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: USA

NUMBER OF SHARES	5	Sole Voting Power: -0-
BENEFICIALLY OWNED BY	6	Shared Voting Power: 2,967,471(2)
EACH REPORTING	7	Sole Dispositive Power: 0
PERSON WITH	8	Shared Dispositive Power 2,967,471(2) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,967,471(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: No
11	Percent of Class Represented by Amount in Row (9): 8.85%[1]
12	Type of Reporting Person: IN

Item 1 (a).	Name of Issuer:
Kesselring Holding Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Kesselring Holding Corporation 2208 58th Avenue East Bradenton, Florida 34203

Item 2(a).	Name of Person Filing:
Lois King

Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Kesselring Holding Corporation 2208 58th Avenue East Bradenton, Florida 34203

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.0001 per share.

Item 2(e).	CUSIP Number:
492536 10 7

Item 3.	Type of Person:
Not applicable.

Item 4.	Ownership:
a. Amount Beneficially owned:

2,967,471(2)

b. Percent of Class:
8.85%[1]

c. Number of shares as to which person has:

(i) Sole power to vote or to direct the vote:

-0-
(ii) Shared power to vote or to direct the vote:

2,967,471(2)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

2,967,471(2)

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2007	By:	/s/ Lois King
Lois King

(1) Based on a total outstanding of 33,543,940 shares of common stock.
(2) Includes 2,967,471 shares of common stock jointly owned by Lois King and her husband, Curtis King.